

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

January 5, 2009

<u>VIA U.S. MAIL AND FAX (732) 584-5297</u>
David Bassin, Chief Financial Officer
inVentiv Health, Inc.
200 Cottontail Lane Vantage Court North
Somerset, NJ 08873

      Re: **inVentiv Health, Inc**
                 Form 10-K for the year ended December 31, 2007
                 Filed February 29, 2008
                 File No. 000-30318
                 Schedule 14A
                 Filed April 29, 2008
                 File No. 000-30318

Dear Mr. Bassin:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any questions.

                        Sincerely,

                        Karen Garnett
                        Assistant Director